Filed by Yamana Gold Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.

Commission File Number: 333-146361

Date: October 18, 2007

SHE & Communities Programs and Actions Ana Lucia Martins, Vice President, SHEC

Organization Chart


Ana Lucia Martins
VP SHEC
(1)
Sao Paulo
SHEC Office
Denise Pragana
Community Relations
Manager (1)
José A. Saraceni
Safety & Health Manager
(1)
Eder L. Santo
Environment Manager
(2)
Thelma C. Groque
Environment Coordinator
(1)
Carlos Ribeiro
MFB SHEC Manager
(9)
Valter Caramello
S. Francisco SHEC Man.
(13)
Humberto Justo
Jacobina SHEC Manager
(16)
Carla Sena
Chapada SHEC Manager
(16)
Guilherme Araújo
F. Nova SHEC Engineer
(2)
German Padilla
MINOSA SHEC Manager
(42)
Mario Hernandez
MASA SHEC Director
(19)

YAMANA VISION Delivering value to shareholders 2

SHEC Workforce: composed by Engineers, Technicians, Doctors, Nurses, Trainees, Economist and Community Specialist * SHEC Directors / Managers SHEC São Paulo's Office Jacobina Chapada MFB São Francisco São Vicente C1 Santa Luz Fazenda Nova MINOSA MASA Total SHEC* 1 1 1 1 1 1 1 1 1 1 10 Environment 3 2 3 2 1 1 1 24 5 39 Communities 1 1 1 8 4 14 Health and Safety 1 13 12 7 8 2 1 9 10 62 Total 6 17 17 10 10 4 1 3 42 20 125 Mine Sites and Projects - Number of employees Workforce

Commitment To follow all laws of the country and local communities where Yamana has operations To maintain best practices for mining and safety, health and environment To understand and control environment, safety and community risks To maintain respectful relationships and promote the welfare external and internal communities To operate with the goal of supporting Yamana’s strategy and vision

Environment

MFB Environment Management System Implementation (2004) MFB ISO 14001 Certification (2005) MFB received Brazilian Mining Industry Excellence Award for Environment (2006) Environment

Environment

 Archaeological rescue program and ruins maintenance Sao Francisco archaeological Museum Exhibition Wildlife rescue program Reclamation program Anthropological study and FUNAI-SBMM agreement Environmental Impact Assessment Environmental auditing program Monitoring programs (air, water, noise, wildlife and fish, revegetation and archaeological) Solid waste, effluents and sewage management programs EHS risk analysis for new projects Environment

Environment

Monitoring and Wildlife Rescue

Reclamation Mining Area Minosa, Honduras Entrance’s Pit - Before Entrance’s Pit - After Gato’s Pit - Before Gatos’s Pit - After MFB - Brazil

Reclamation Mining Area

Archaeology Rescue Monitoring/Maintenance Exhibition

Archaeology

Safety and Health

Tools Introductory and specific training Safety Interaction Daily Safety Dialogue SHE Committee Management Safety Inspections PEACE Yamana (Task Risk Analysis) Safety and Health

Environmental, Social and Cultural

Environmental Education Awareness Open House Partnership Workshops Sponsorship Environmental, Social and Cultural

SYG - Yamana Integrated Management

SYG - Yamana Integrated Management Four Corporate Policies: Environment; Safety and Health; Communities Relation and; Social Accountability Established on 81 Corporate Standards 21 Goals and Targets SYG Implementation start up at the Mine Sites (4 BRA and 1 HOND): March, 2007 Deadline of SYG Implementation: March, 2008 ISO 14001 Certification Goal (5 mine sites): up to 2008

SYG Goals and Targets – Examples Zero Accident (2010) Certification ISO 14001 (2008) Power consumption reduction (10% = 2010) Diesel consumption reduction (10% = 2010) Fresh water (new) consumption reduction (10% = 2010) Closure Plan actualization (at each 3 years) Certification OSHAS 18001 (2010) Communities collaboration (2007) Volunteer Program (2007) Employees Health Program (2007) Improvement of the Life Quality of the employees (2007)

Yamana SHE & Community Programs and Actions 22

Yamana SHE & Community Programs and Actions 23

Yamana SHE & Community Programs and Actions 24

Yamana SHE & Community Programs and Actions 25

Yamana SHE & Community Programs and Actions

SHEC Investments Environment 2003 – 2007: US$ 6,000,000 Safety 2005 – 2007: US$ 1,600,000 Community 2005 – 2007: US$ 340,000

Goals 2008 SYG Implementation conclusion by March ISO 14001 Certification (JMC, MMIC, SBMM and MINOSA) OSHAS 18000 Certification (MFB) Cyanide International Code compliance (JMC, MINOSA, MFB, SBMM) by June/08 and certification by the end of 2008 Keep strong support to improve the SYG at the mine sites Extend the SYG’s Culture to the new acquisitions Community Sustainability through Educational-Based Programs and Partnerships, concentrating on the improvement of the life quality of the community and local development